WECOSIGN, INC.
3400 WEST MACARTHUR BLVD, SUITE I
SANTA ANA, CA 92704

September 14, 2009

Via U.S. mail and facsimile
John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 3561
Washington, D.C. 20649

Re:	WeCosign, Inc.
Post-effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 3330160570
Originally Filed July 14, 2009

Dear Mr. Krug:

We represent WeCosign, Inc. (“WeCosign” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 10, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on July 14, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

RESPONSE:	We will provide the Staff proofs of all graphic, visual, or photographic information, if any, prior to their use in the prospectus.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

RESPONSE:	We have updated the Registration Statement in accordance with the Staff’s comments in all applicable sections.

Prospectus Summary Overview, page 1

3.
Please provide a balanced presentation of your business concept and operations. This information should be briefly presented in the summary section and discussed in greater detail in your business section. For example:

•	Please discuss how your proprietary underwriting techniques differ from “typical screening methods;”

RESPONSE:	We have revised the summary and the business sections of the Registration Statement to differentiate between our proprietary underwriting techniques and “typical screening methods.”

•	What percentage of “applicants” are “approved” under your proprietary techniques;

RESPONSE:	We have updated the disclosure in the Registration Statement to reflect that our approval rate under our proprietary techniques is approximately 83%.

•	How does the rate of default on rental payments differ between tenants selected using your screening methods and “typical screening methods”;

RESPONSE:
We have limited operating history, and do not have sufficient historical data to support comparisons between the default rate on rental payments between using our screening methods and “typical screening methods.”

•	Please clarify whether in addition to you acting as a co-signer, the tenant is still required to provide a security or other type of deposit to the landlord or property manager;

RESPONSE:
We have revised the disclosure in the Registration Statement to reflect that rental facilities not the Company determine whether the tenant needs to provide a security deposit based upon their internal operating policies and procedures. In the event of default, the security deposit will be first used to cover property damage, if any. The remaining portion of the security deposit, if any, is generally used to pay the missed rental payments, which will reduce our total exposure.

•
In the event the tenant defaults on its rental obligations or otherwise, who has the primary responsibility to collect payments and expenses and which party bears the cost of such collection activities;

RESPONSE:
We have revised the disclosure in the Registration Statement to explain that the landlords are responsible for dealing with defaulted tenants. In the event that a tenant defaults on his rental obligations, the rental facility must first apply for and achieve a successful eviction of such tenant prior to requesting payment from us. After receiving the formal eviction letter then the rental facility can seek payment from the Company for the missed rental payments in accordance with the guarantee provisions provided in the cosign agreement. Because rental facilities have the legal obligation to mitigate damages (i.e. re-rent the apartment), we are usually only liable for the missed rental payments for a period of several months. To date, our largest exposure has been for two months of missed rental payments and zero exposure for any remaining months on a lease, since the properties were re-rented in an expeditious fashion.

•
We note your reference to the incentive for the tenant to make timely payments, however you have not discussed what, if any, incentive there may be for the landlord to determine a co-signer is no longer required or the conflict of interest that may be involved in such a determination;

RESPONSE:
We have revised the disclosure in the Registration Statement to explain that  the rental facility and not the Company determines whether a co-signer is still required based upon the evaluation of the tenant’s payment history over the prior 12 month period. If the landlord determines that a co-signer is not required for a lease renewal with the tenant, we will terminate our service with the tenant. If landlord determines that a co-signer is still required to renew their lease with the tenant, they will advise the tenant to renew our co-signing services for an additional 12 months, change to a cheaper co-signer or simply not renew the lease. The landlord’s incentive for approving a tenant to terminate co-signing services is to remain competitive with tenants who have a reliable payment history thereby discouraging such tenants from seeking out other rental facilities which do not require a co-signer on the lease agreement. This is a business decision made by each individual rental facility.

•	How many individual leases are you currently acting as co-signer and provide a brief geographic breakdown of the location of the apartments and rental houses; and

RESPONSE:
We are acting as co-signers on 150 leases from approximately 20 states nationwide. Four customers terminated our co-signing services after their landlords approved such termination because the tenants were in good standing in their rental payments during the initial one year term. All of our current leases are still within the initial one year term.

•	How many individual leases have you acted as co-signer for at least one year and what percentage of such leases do you continue to act as cosigner or otherwise receive fees from the tenant.

RESPONSE:
We are acting as co-signers in 150 leases from approximately 20 states nationwide. Four customers terminated our co-signing services after their landlords approved such termination because the tenants were in good standing in their rental payments in the one year term. All of our current leases are still within the initial one year term.

4.
Please expand the discussion to describe the general development of your business during the past five years as requested by Item 101(a) of Regulation S-K. In this regard, we note the statement that on page 24 that Mr. Jakubaitis founded the company in 2005.

RESPONSE:
We were founded in the state of California in 2007, but the business concept of co-signing was developed by our founder, Mr. Jakubaitis, in 2005 and in the same year, Mr. Jakubaitis registered http://www.wecosign.com as our domain name. We have revised Mr. Jakubaitis’ resume in the Registration Statement to accurately reflect this information. In addition, we have also revised the summary and the business sections of the Registration Statement to describe the general development of our business since our incorporation to reflect our focus on researching and developing our business concept through operations in 2008 and 2009.

5.	Please file a copy of your application agreement and co-sign agreement with a landlord as exhibits.

RESPONSE:	Copies of our application agreement and Rental Payment Guarantee with a landlord are included as Exhibits 10.3 and 10.6 to the Registration Statement.

6.
Please expand the discussion to quantify the number of Associates and Affiliates you currently have in your network. If your relationship with these Associates and Affiliates is set forth in a standardized agreement, please file copies of the Associate and Affiliate agreements as exhibits.

RESPONSE:
We have established business relationships with approximately 18 WECOSGINTM Affiliates (i.e. real estate agents and real estate brokers), and have approximately 30 Associates (i.e. property managers or owners of the rental facilities).  A copy of the standard agreement with our Affiliates is included as Exhibit 10.10 to the Registration Statement.

7.
We note your Affiliates receive a percentage of the application fee and monthly service fee for each successful referral. Please clarify whether any similar compensation is provided to your Associates.

RESPONSE:
We have revised the disclosure in the Registration Statement to reflect that we do not pay any compensation to our Associates (property managers of the rental facilities that house our approved applicants). Aside from recommending our services to rental applicants that do not qualify to rent an apartment, our Associates have no other business connection with the Company. The incentive and benefit to our Associates is increased occupancy rates and less default risk than without using our services.

8.
Please expand the discussion to explain what, if any, requirement you have that the compensation you pay to your Associates and Affiliates are disclosed to the tenants and the owner of the properties for which they are attempting to secure tenants.

RESPONSE:
We do not pay any compensation to our Associates (property managers of rental facilities). For each successful application referred by an Affiliate, we pay referral fees to the Affiliate in the amount of 30% of the initial application fee. In addition, we will pay the Affiliate 10% of each established monthly fee from the client, not to exceed a twelve (12) month period. Tenants and landlords determine, at their sole discretion, whether they will use and/or accept our co-signing services.

9.
Please balance the discussion of your strategies with a discussion of the risks and obstacles you will encounter in implementing this strategy. In this regard, we note that 90% of your marketing strategy is based on on-line advertising and your website has experienced a visitor increase of over 100% since the beginning of 2009. Please expand the discussion to indicate the number of applications you have accepted during the same period in comparison to the number of applications submitted and the number of visitors to the website.

RESPONSE:
We have revised the Registration Statement to balance the discussion of our strategies with a discussion of the risks and obstacles we will encounter in implementing our marketing and business strategies.

Risk Factors - General, page 4

10.	If applicable, please consider including separate risk factors discussing the following or explain why you believe these factors do not present a material risk:

•	The geographic concentration of your business and its consequences;

RESPONSE:	Management believes that this risk factor is not applicable since our applicants come from all fifty (50) states and currently we have clients from 20 states.

•	The risk that your underwriting techniques may not accurately evaluate potential risks of applicant defaults;

RESPONSE:
We have updated the Registration Statement to include a separate risk factor regarding the risk that our proprietary underwriting techniques may not accurately evaluate the potential risks of applicant defaults.

•	The risk that you fail to maintain sufficient loss reserves; and

RESPONSE:	We have updated the Registration Statement to include a separate risk factor to address the risk related to maintaining sufficient loss reserves.

•	The risk of potential credit downgrades and the failure to maintain your "A" credit rating.

RESPONSE:
Management does not believe that there is risk of potential credit downgrades. We have revised our Registration Statement to disclose that we have received an “A” rating from the Better Business Bureau which has not received any complaints regarding our business services over the past year.

"Our operating results may fluctuate due to factors which are not within our control." Page 4

11.
It appears that all companies may experience changes in operating results due to factors that are not in their control. It also appears that the risk described in this risk factor is the fact your operations are not and have not been profitable and that you have experienced increasing operating losses. Please revise the risk factor heading and the risk factor discussion that follows to highlight this fact and quantify the losses you have experienced in your most recently completed fiscal year and cumulatively.

RESPONSE:
After careful consideration by management, we have revised the Registration Statement to remove this risk factor because it is not applicable to our business. In addition, we have inserted a separate risk factor to indicate that we have not been profitable and have quantified the losses we have experienced both in our most recently completed fiscal year and since inception.

12.	In addition, please discuss the specific factors that contributed to past fluctuations in your operating results.

RESPONSE:	We have removed this risk factor because we have not experienced fluctuations in our operating results.

"We have a short operating history and face many of the risks and difficulties frequently encountered by a young company." Page 4

13.
We note the bullet list of risks you articulate in this risk factor and that the risk of no comparable past business models referred to in the first risk factor could be included in this list. Please consider whether any of these risks or the risks currently described in the first risk factor are significant enough to warrant separate risk factor disclosure.

RESPONSE:
After reviewing the bulleted list of risks contained in the first risk factor, we have revised to remove four risks that management believes are not related to our business operations. We have provided a separate risk factor related to the risk that we may not be able to maintain current strategic relationships with our Affiliates and develop new strategic relationships with new Affiliates.

14.
It appears the last sentence of this risk factor describes risks that are included in the preceding bullet list or is already addressed in other risk factors. Please delete the sentence and revise the discussion accordingly.

RESPONSE:	We have revised the Registration Statement to delete the last sentence of this risk factor and revised the discussion accordingly.

"We may need additional capital to develop our business." Page 4

15.	Based on the discussion in this section and the preceding risk factor, please delete the term "may" from this risk factor heading.

RESPONSE:	We have revised the Registration Statement to narrowly tailor this risk factor to our business.

16.	To the extent practicable, please quantify the amount of additional financing you need and state when you need the funding.

RESPONSE:	We have no immediate plans to raise additional capital and believe that we can use cash generated from operations to meet our short and long term obligations.

"Our business operations via the internet...." Page 5

17.	Please expand the discussion to describe legislation that is currently under consideration and how passage of such legislation may affect your business.

RESPONSE:
There is no legislation that management is aware of that is currently under consideration at either the state or federal levels that would materially affect the Company’s business or operations. We have revised the Registration Statement to remove this risk factor.

18.
We note the statement in the third paragraph of this section that "management is now certain how our business may be affected by the application of existing laws...." Please expand the discussion to provide more specific information pertaining to the impact of existing laws on your business.

RESPONSE:	As provided in Question 17, after careful consideration, we have revised the Registration Statement to remove this risk.

"We are subject to laws and regulations applicable to affiliate relationships...." Page 5

19.	Please define the term "affiliate arm offices."

RESPONSE:	We have revised the Registration Statement to provide a detailed explanation of WECOSIGNTM Affiliates and their business relationship with the Company.

20.
Please reconcile the statement that "to date, we have set up 19 affiliate offices in various states across the United States" with the fact that as of July 19, 2009 you have a total of seven employees. We may have additional comments.

RESPONSE:
We have revised the Registration Statement to explain that the employees of our Affiliates do not have any employment relationship with us. We do not have any ownership interest in our Affiliate offices and each Affiliate office recruits and manages its own employees.

"Our future success relies upon a combination of patents and patents pending, proprietary technology and know-how...." Page 5

21.
We note the reference to patents and patents pending. Please expand the business section to discuss your material patents or groups of related patents. The discussion should identify the jurisdictions where you have obtained patent protection, identify the products, product candidates or technology that are dependent on the patents, disclose when the patents expire, and disclose whether your hold or license the patents. We may have additional comments.

RESPONSE:
After careful consideration by management, we have revised the business section of the Registration Statement to remove this risk because it is not directly applicable to our business operations and development.

22.
We note the reference to confidentiality agreements and contractual covenants. Please file these material agreements as exhibits or provide an analysis regarding why these agreements do not need to be filed.

RESPONSE:	As provided in Question 21, after careful consideration by management, we have revised the Registration Statement to remove this risk.

"Our current business operations rely upon our key employee...." Page 6

23.
Please expand the discussion to describe the material terms of the proposed employment agreement and the April 30, 2009 agreement referred to at the bottom of page 25. Please file the April 2009 agreements with Messrs. Jakubaitis and Padilla as exhibits.

RESPONSE:	We have included copies of the employment agreements with Messrs. Jakubaitis and Padilla as Exhibits 10.8 and 10.9 respectively.

24.
Please clarify the apparent inconsistency of your statement on page 25 under "Employment Agreements" that you have no employment agreements in place with any officers or directors with your statements under 'Transactions with Related Persons" on pages 25 and 26 that you entered into an agreement with Mr. Jakubaitis and Mr. Padilla to pay interim salaries. To the extent that you have not already entered into an employment agreement with Mr. Jakubaitis, please explain why since you are dependent on his services. We may have additional comments.

RESPONSE:	We have revised the disclosure to clarify that both Mr. Jukubaitis and Mr. Padilla have employment agreements with the company and how the Company is dependent on Mr. Jukubaitis’ service.

"Our future growth may require recruitment...." Page 6

25.
This risk factor could apply to any company. Please clarify whether you have encountered difficulties in the past in hiring qualified employees on acceptable terms and what positions you anticipate may be difficult to fill in the future.

RESPONSE:	We have revised the Registration Statement to more narrowly tailor this risk factor to our current business operations.

"We may incur significant costs to be a public company...." Page 6

26.	Please expand the discussion to quantify the costs you refer to in this section.

RESPONSE:	We have revised the Registration Statement to provide estimated costs of becoming a public company and their potential impact on our operating results.

27.
In view of the costs you anticipate incurring and the fact you are not receiving any proceeds from a public offering, please explain why you determined to become a "public company" at this time. In this regard, we note the statement on page 17 that you have not granted registration rights to any of your investors.

RESPONSE:
We are determined to become a public company for two major reasons. First, we completed a private placement and issued an aggregate of 2,788,000 shares of our common stock to 54 investors in reliance upon the exemption provided in Rule 506 Regulation D promulgated under the Securities Act of 1933, as amended. By becoming a public company, we will create a public market for our common stock so that investors can resell the common stock they purchased in the private placement. Second, becoming a public company will contribute to the development of our business reputation, brand name awareness and credibility among Affiliates, Associates and potential applicants.

"We may never pay any dividends to shareholders." Page 7

28.	In view of the discussion in the risk factor, please consider changing the heading to "We do not intend to pay dividends."

RESPONSE:	We have revised the heading of this risk factor to now read “We do not intend to pay dividends” as advised.

"You may experience dilution of your ownership interest...." Page 8

29.	In view of your need for additional financing, please consider changing the language in your risk factor heading from "may" to "will."

RESPONSE:	We have revised to the Registration Statement to narrowly tailor this risk factor to our business.

Use of Proceeds, page 9

30.	Please expand the discussion to briefly explain how you utilized the proceeds you received from the private offering.

RESPONSE:
We have revised the Registration Statement to disclose that the proceeds that we received from the private offerings have been used for legal and accounting fees, salaries, rent and other expenses relating to maintaining operations of the Company.

Selling Security Holders, page 10

31.	We note the reference to the sale of securities pursuant to Regulation D. We also note you failed to file a Form D for this offering. Please advise or revise.

RESPONSE:
We filed a Form D for the private placement pursuant to Regulation D by mailing the Form D via FedEx to the Securities and Exchange Commission at 450 Fifth Street N.W., Washington D.C. 20549 on February 20, 2008. The FedEx tracking number is 864054642212.

32.
We note the number of shares registered for sale by Frank and Tara Jakubaitis. Please clarify which of these shares were purchased in the July 2009 private offering and state the purchase price for the shares they propose to sell.

RESPONSE:
We have revised the selling shareholder table to explain that all of the shares registered for sale by Frank and Tara Jakubaitis were issued, at par value $0.001 per share, as compensation for services rendered.

33.	We note the statement at the top of page 13:

except as listed below, to our knowledge, none of the selling shareholders or their beneficial owners:

•	Has had a material relationship with us other than as a shareholder at any time within the past three years; or

•	Has ever been one of our officers or directors or an officer or director or our predecessors or affiliates;

•	Are broker-dealers or affiliated with broker-dealers.

We also note that no names are listed following this statement. Since the list of selling security holders includes all your officers, your sole director, and legal counsel, at a minimum, it appears the aforementioned statement is deficient and should be revised accordingly. We may have additional comments.

RESPONSE:
We have revised the above-mentioned statement to provide a list of our selling security holders who either (i) have a material relationship with us, or (ii) have ever been one of our officers or directors or our predecessors, or (iii) are broker-dealers or affiliated with brokers-dealers.

34.
Please elaborate on the nature of your proprietary underwriting techniques. For example, are these techniques software or algorithm-based, and if so, who designed them and are they covered by any licenses? If the techniques are, in whole or part, manual processes rather than automated, please specify the nature of these processes.

RESPONSE:
We have revised the Registration Statement to disclose that our proprietary underwriting techniques are algorithm based. The system was designed by Mr. Frank Jakubaitis, our sole director and chief executive officer and we have full and indivisible ownership rights to such software.

35.	Please expand the discussion to provide more specific information concerning your operations. For example:

•	Please explain how the monthly service fee is allocated between the company, Associates, Affiliates, and other parties;

RESPONSE:	We do not pay any compensation to Associates, and we have revised the Registration Statement to explain how the monthly service fee is allocated between us and our Affiliates.

•	Please explain your "affiliate arm" office structure and provide the location of such offices;

RESPONSE:	We have revised the Registration Statement to explain our affiliate office structures and have provided geographic locations of such offices.

•	Please explain whether a security deposit is still required;

RESPONSE:
Each landlord or rental office determines whether a tenant is required to advance a security deposit based upon their own individual policies. The Company has no influence over a landlord’s or rental offices’ operating procedures.

•	Please discuss which party has the obligation to collect missed rental payments or other payments due the landlord from the tenant;

RESPONSE:
Upon the event of default under a rental contract, the landlord shall formally evict the tenant and then (and only then) can make a request to us for payment of the missed rental payments in accordance with the Rental Payment Guarantee agreement which is included as Exhibit 10.6 to the Registration Statement.

•
Please describe the specific nature of the "guarantee" you provide the landlord and tell us whether your liability is limited to a finite number of monthly rental payments or the balance of the term of the lease not to exceed a specified amount of time;

RESPONSE:
We have revised the disclosure in the Registration Statement to explain that upon the event of default, and after the landlord successfully evicts the tenant and notify us of the default and eviction, we will pay the landlord the missed rental payments in accordance with the co-sign agreement. Our liability is the balance of the term of the lease which shall not exceed twelve (12) months. Because the landlord has the legal obligation to mitigate damages via re-renting the apartment, we are usually only liable for the missed rental payments for a period of several months. To date, our largest liability exposure has been for three (2) months of missed rental payments and zero exposure for any remaining months on a lease.

•	In view of your recent formation, current financial condition, and operating losses, please explain how your "guarantee" provides assurance to landlords;

RESPONSE:
The Company has experienced losses due to the start-up nature of its business.  We have operated within a cost-control structure, provided prudent underwriting and management oversight.  Guarantees are generally based on the credit worthiness of the institution providing such.  We intend to service our obligations and guarantees as they become due in the normal course of business. In addition, our overall exposure to date per client has been minimal (i.e. limited to several months) and the Company intentds to meet any future guarantee obligations as they come due.

•
Please include a discussion of the state and federal regulatory framework in which you operate and how this situation affects your proposed business operations. For example, how are your operations subject to possible FTC regulation and how does this situation affect your plans to expand your Affiliates and Associates network?

RESPONSE:	Affiliates are independent business entities. Since our relationships with the Affiliates are not franchises, our operations are not subject to FTC regulation.

•	Please provide us supplementally with a detailed analysis as to why your rental guarantee program is not insurance that may be subject to state insurance regulations. We may have additional comments.

RESPONSE:	Our rental guarantee program is not an insurance program because we we simply co-sign on residential leases just like any family member would do for a relative.

Profitability, page 16

36.	In view of your operating losses, the title for this section is inappropriate. Please revise.

RESPONSE:	We have revised the Registration Statement to change the title of this section to “Business Operations.”

37.	Please clarify whether the application fee is returned if you do not provide a guarantee for a prospective tenant.

RESPONSE:	The application fee is returned to the applicant in immediately available funds within four (4) business days after we notify the applicant that we cannot provide him with our co-sign service.

38.	Please define the term "customer accounts" as used in this section.

RESPONSE:
We have updated the Registration Statement to define “customer accounts” as the account we establish for each approved applicant. Each approved applicant needs to deposit into his or her “customer account” a service fee that is equal to 10% of his or her monthly rent and an additional $20 service fee for the initial term of the guarantee (i.e. 12 months) every month.

39.	Please state the percentage of applicants that are approved for your rental guarantee.

RESPONSE:	The Registration Statement has been updated to reflect that our current approval rate is approximately 83%.

40.	Please provide information concerning the average monthly rent paid by your customers.

RESPONSE:	The Registration Statement has been updated to reflect that the average monthly rent paid by our customers is approximately $1,200.

41.	Please clarify whether your reference to application fees and monthly revenue in this section is net of the payments due your Associates and Affiliates.

RESPONSE:
We have clarified the Registration Statement to reflect that the application fees and the monthly revenue is the gross amount.  In addition, only 19% of our current approved applicants are referred to us by an Affiliate.

42.	Please provide us supplemental support for your statements pertaining to rate of application growth, revenue growth and default rates. We may have additional comments.

RESPONSE:
Application growth is derived from submitted applications via our website. Except for a very slight dip in applications during January, which we attribute to post-Holiday spending, the number of applications has increased steadily since January 2009. Steady growth in revenue is attributed to the increase in applications and customer accounts. For accrual purposes, we have conservatively estimated a default rate of 10%, although the actual default rate is less than 3%.

Prospects, page 16

43.
We note you currently have 97 customer accounts and that you hope to have 125 approved applicants living in rental properties by the end of 2009. Since you are currently experiencing at least 55 applicants per month and hope to increase the number of applicants to at least 150 per month, your acceptance rate appears to be low. Please compare your acceptance rate with the acceptance rate using traditional FICO related screening methods.

RESPONSE:
We currently have 150 customer accounts. The forecast number of the customer accounts by the end of 2009 is not proportionate to the forecast number of our monthly applicants because of the lag time involved in the process of signing up clients. In addition, we have limited operating history, and do not have sufficient historical data to support comparisons between using our screening methods and traditional FICO related screening methods.

Market Capacity, page 16

44.	In the context of the discussion following this subheading, the subheading itself is potentially confusing. Please consider changing the subheading to "potential market" or similar title.

RESPONSE:	We have revised the title of this section of the Registration Statement to “Potential Market Capacity.”

45.	Please provide us supplementally with the basis for "the estimation that 1 out of every 1,000 renters might have a need for cosigning services.

RESPONSE:
After careful consideration by management, we have revised the Registration Statement to remove the statement “the estimation that 1 out of every 1,000 renters might have a need for cosigning services.”

46.	In view of your apparently selective acceptance criteria, it appears your potential market is substantially less than 80,000 customers. Please revise or advise.

RESPONSE:
As provided in Question 45, after careful consideration by management, we have revised our Registration Statement to remove the statement “the estimation that 1 out of every 1,000 renters might have a need for cosigning services.”

47.
Please balance the discussion relative to the potential market to indicate the extent to which the potential market for cosigning services may depend on economic conditions. For example, if the economy improves, the rate of foreclosures decline, or FICO scoring requirements are lowered, fewer individuals may need your services. Alternatively, if economic conditions deteriorate, the universe of individuals capable of paying your fees or the competition among landlords for tenants may also impact the number of individuals who may need your services.

RESPONSE:
It takes an individual many years to substantially improve his FICO credit scores. Therefore, our market capacity will not materially shrink as the economy improves. Even if the economy improves, there will always be a need for our services since bad credit transcends all socioeconomic status.

48.	In view of your operating losses of approximately $340,000 for the past six months, please delete the last sentence of this section.

RESPONSE:	We have revised the Registration Statement to delete the last sentence of this section.

Competition, page 16

49.
Please provide us supplementally the basis for the statements that you were the first to market the business model of providing cosigning services for rental applicants and that your trademark protects you "as being the only company in existence that is providing financial guarantees and cosigning services for renters across the United States." We may have additional comments.

RESPONSE:
Our trademark does not prevent competitors from entering the markets where we are located. However, we are the first company engaged in providing co-signing and guarantee services to tenants on a nationwide basis.

Trademarks and Copyrights, page 17

50.	Please clarify whether, and the extent to which, your proprietary underwriting techniques are currently protected from intellectual property infringement.

RESPONSE:	We have not applied for a patent application for our proprietary underwriting techniques and do not intend to do so at this time.

Management’s Discussion and Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Revenue Recognition, page 19

51.
On page one of your filing you refer to "The WECOSIGN™ Affiliates" to whom you pay a percentage of the application fee and monthly service fee. Please revise your disclosure here and in your revenue recognition policy note in the financial statements to provide a robust discussion of the financial and accounting aspects of these arrangements including a range of percentages paid, amounts expensed in each period presented and where the expense is categorized in the Statements of Operations.

RESPONSE:
We have revised our disclosure in the Registration Statement and in the financial footnotes to provide a discussion of the financial and accounting aspect of the referral fees that we pay to the Affiliates and this expense is categorized as “Cost of Sales- Affiliates.”

52.	Please revise your disclosure here and in your revenue recognition policy note in the financial statements to describe the nature of the "discounts and other adjustments" charged to revenue.

RESPONSE:
We have revised the Registration Statement to disclose that Provisions for discounts and other adjustments are not granted; however, if provided, the adjustment would reduce amounts due and the initial stand-ready guarantee liability. To date, these adjustments have been insignificant.

Results of Operations, page 21

53.	Please add a discussion of the line item "Underwriting and guarantee obligation" for each period presented.

RESPONSE:	We have revised the Registration Statement to add a discussion of the line item “Underwriting and guarantee obligation” for each period presented.

Directors. Executive Officers. Promoters and Control Persons, page 24

54.
Since you have only one director and not a board of directors as reflected in this section, please revise the discussion relative to the election of officers to indicate that they are elected by your sole director, Mr. Jakubaitis.

RESPONSE:	We have revised the Registration Statement to disclose that our officers are elected by our sole director.

55.	Please describe the specific business experience, including place and periods of employment, for at least the past five years for Messrs. Jakubaitis and Padilla.

RESPONSE:	We have revised the disclosure to provide Messrs. Jakubaitis and Padilla’s employment history for the past five years.

56.
Please expand the discussion relative to Messrs. Jakubaitis and Padilla to indicate whether they are full time employees of the company. In this regard, we note the statement on page 26 that Mr. Padilla will apparently receive hourly compensation.

RESPONSE:	Mr. Padilla became a full-time employee on May 20, 2009. Prior to this time, he received hourly compensation and was a part-time employee.

57.	To the extent applicable, please provide the information requested by Items 407(a) and 407(e)(4) of Regulation S-K. See Item 11 of Form S-l.

RESPONSE:	We have revised our Registration Statement to provide the information requested by Item 407(a) and 407(e)(4).

Transactions with Related Persons. Promoters and Certain Control Persons, page 25

58.	In this section and in "Recent Sales of Unregistered Securities" on page 27, please provide the value of the 79 million shares issued to Mr. Jakubaitis.

RESPONSE:	The 79 million shares were issued to Mr. Jakubaitis at par value.

59.
In addition, consider whether the loan from the group that included Carlos Padilla that was tendered in April 2009 in exchange for company shares should be described in this section as a related party transaction. If so, please describe the material terms of the loan.

RESPONSE:	We have revised to disclose the loan from the group that included Mr. Carlos Padilla as a related party transaction.

Notes To Financial Statements
Note 1 - Organization. History and Significant Accounting Policies and Procedures
Revenue Recognition, page F-9

60.
In MD&A on page 18 you disclose that after one year you assess whether to retain the applicant for another 12 months under a new fee structure reflecting a reduced or elevated concern of the applicant's financial condition. Please revise your revenue recognition policy disclosure to clarify how you consider contract renewals in your assessment of the contract period over which you recognize your up-front fees. Separately reference for us the authoritative literature you rely upon to support your accounting. In addition, please revise your disclosures throughout your filing to clarify whether you are obligated to renew contracts.

RESPONSE:	We have revised the Registration Statement to disclose contract renewals and expansion of our revenue recognition policies.

Please revise your policy disclosure to specifically clarify how you recognize your monthly fees.

RESPONSE:	We have revised the Registration Statement to provide expanded disclosures over revenue recognition.

Note 4 - Commitments and Contingencies, page F-12

Guarantee

62.
Please explain to us how the accounting for your guarantees of future rent payments complies with the guidance in FIN 45. In your response please ensure that you address each of the following comments:

a.
Provide us a detailed analysis of how you calculated your liability for your guarantee contracts at each period end. Please explain what portion of your liability represents your stand-ready obligations versus your contingent obligations under paragraph 8 of FIN 45, and how you calculated each portion. Please see paragraphs 8-11 and A38-A47 of FIN 45.

RESPONSE:
We have revised the Registration Statement to include our stand-ready obligations versus our contingent obligations under paragraph 8 of FIN 45.  A copy of the excel spreadsheet which calculates the range of guarantee liability is included as Exhibit 1 to this Response letter.

b.
Please explain why you have no accounts receivable on your balance sheet when you collect your fees monthly and paragraph 9a of FIN 45 indicates that the initial guarantee liability should be the premium received or receivable by the guarantor and paragraph 1la of FIN 45 indicates that the offsetting entry should be to cash and/ or receivables.

RESPONSE:
We have revised our balance sheet at May 31, 2009 to record contractual accounts receivable of $66,198 with a corresponding increase in our guarantee liability and provided additional disclosures regarding our stand-ready liability for a guarantee provided the landlord at the inception of the contract. Amounts were not significant at November 30, 2008.  A copy of the excel spreadsheet which calculates the range of guarantee liability is included as Exhibit 1 to this Response letter.

c.
Given that you collect your fees directly from the tenant on a monthly basis, please explain whether you can cancel your guarantee to the landlord if the tenant does not pay your fee. Please explain how any cancellation provisions impact your liability and revenue recognition and reference the authoritative literature you rely upon to support your accounting.

RESPONSE:
We have revised the Registration Statement to disclose that in the event that the tenant stops payment or has non-sufficient funds in their account, the Company remains obligated under the guarantee with the landlord. We will continuously monitor this assumption as more historical data is collected by us. In the event the Company has a gain, the re-measurement adjustment would be recorded as other income.

d.
In your revenue recognition policy note on page F-9, you disclose the existence of deferred revenue related to your up-front fees. Please explain to us why this "deferred revenue" is not a component of your stand-ready obligation.

RESPONSE:	We have revised the Registration Statement to provide that deferred revenue has been reclassified, and is now a component of our stand-ready obligation.

e.	Please explain to us how you account for the remeasurement of your stand-ready obligations and your contingent obligations. Please see paragraphs 12 and A49 of FIN 45.

RESPONSE:
We have revised the Registration Statement to disclose that any re-measurement of the guaranty liability will be recorded as an operating expense. In the event the Company has a gain, the re-measurement adjustment would be recorded as other income.

f.
In your guaranty policy note on page F-8, you disclose that you estimate the potential liability related to potential defaults on tenant payments. In this note you disclose that you believe your default rate will remain at 2% even though you record your guarantee liability based on an assumed default rate of 10%. Please clarify how you utilize anticipated default rates in your accrual assumptions and clarify whether you accrue a contingent obligation for tenant defaults that have not yet occurred. If so, please reference the authoritative literature you rely upon to support your position.

RESPONSE:
We have revised the Registration Statement to disclose additional assumptions related to our contingent obligations.  A copy of the excel spreadsheet which calculates the range of guarantee liability is included as Exhibit 1 to this Response letter.

g.
On page 20 you disclose that you obtain collateral in some instances. Please revise your disclosurehere and in MD&A to disclose the nature of the collateral, how you account for that collateral and the approximate extent to which the proceeds from liquidation of the collateral would be expected to cover the maximum potential amount of future payments under the guarantees as required by paragraph 13d of FIN 45.

RESPONSE:	We have revised the Registration Statement to reflect that we do not obtain collateral.

Note 5 - Stockholders' Equity (Deficit)

Contributed Services, page F-13

63.	Please provide us your basis in GAAP, citing specific authoritative guidance, for your accounting for Contributed Services.

RESPONSE:	We have revised Note 1 to the Financial Statement in this Registration Statement to state our basis in GAAP.

Part II Power of Attorney

64.
We note that the only signature that appears under the power of attorney is that of Mr. Jakubaitis. It is unclear why Mr. Jakubaitis would give himself power of attorney with respect to only himself. If the power of attorney was meant to apply to Mr. Padilla, you should execute a new power of attorney and make sure it is included in your Exhibit Index as Exhibit 24.1, as required by Item 601(b)(24) of Regulation S-K.

RESPONSE:	We have revised the power of attorney to include Mr. Padilla.

Exhibit 1

WECOSIGN INC
Computation Range for Guarantee Liability
As of May 31, 2009
		Type	Date	Inv Num	Name	Monthly Fee		A/R	Mo Rent
Sales
Monthly Contract Revenue
	1	Invoice	05/18/2009	739		83.50	12	1,002.00	635.00
	2	Invoice	05/01/2009	572		173.00	10	1,730.00	1,535.00
	3	Invoice	05/08/2009	596		58.50	11	643.50	385.00
	4	Invoice	05/01/2009	314		68.00	11	748.00	485.00
	5	Invoice	05/01/2009	583		77.00	10	770.00	575.00
	6	Invoice	05/01/2009	580		119.00	2	238.00	995.00
	7	Invoice	05/13/2009	627		58.50	11	643.50	385.00
	8	Invoice	05/01/2009	573		168.00	9	1,512.00	1,480.00
	9	Invoice	05/01/2009	588		89.00	4	356.00	695.00
	10	Invoice	05/01/2009	582		109.00	9	981.00	895.00
	11	Invoice	05/01/2009	589		102.00	10	1,020.00	825.00
	12	Invoice	05/01/2009	515		160.00	11	1,760.00	1,400.00
	13	Invoice	05/01/2009	577		172.00	10	1,720.00	1,520.00
	14	Invoice	05/01/2009	144		58.00	10	580.00	385.00
	15	Invoice	05/01/2009	170		125.00	1	125.00	1,050.00
	16	Invoice	05/01/2009	598		83.00	2	166.00	630.00
	17	Invoice	05/01/2009	171		260.00	7	1,820.00	2,400.00
	18	Invoice	05/01/2009	534		69.00	2	138.00	499.00
	19	Invoice	05/01/2009	535		139.50	10	1,395.00	1,195.00
	20	Invoice	05/01/2009	568		110.00	8	880.00	900.00
	21	Invoice	05/01/2009	604		164.00	1	164.00	1,440.00
	22	Invoice	05/01/2009	591		143.50	11	1,578.50	1,235.00
	23	Invoice	05/01/2009	585		121.50	10	1,215.00	1,015.00
	24	Invoice	05/01/2009	536		190.00	9	1,710.00	1,700.00
	25	Invoice	05/01/2009	531		112.00	10	1,120.00	925.00
	26	Invoice	05/21/2009	743		40.00	11	440.00	950.00
	27	Invoice	05/01/2009	298		173.00	1	173.00	1,535.00
	28	Invoice	05/01/2009	594		85.00	1	85.00	605.00
	29	Invoice	05/01/2009	586		97.00	1	97.00	775.00
	30	Invoice	05/01/2009	185		85.00	6	510.00	650.00
	31	Invoice	05/01/2009	172		115.00	6	690.00	950.00
	32	Invoice	05/28/2009	777		196.50	12	2,358.00	1,765.00
	33	Invoice	05/01/2009	565		58.50	11	643.50	385.00
	34	Invoice	05/01/2009	182		77.00	10	770.00	575.00
	35	Invoice	05/01/2009	538		107.00	10	1,070.00	875.00
	36	Invoice	05/01/2009	173		137.00	1	137.00	1,050.00
	37	Invoice	05/01/2009	576		200.00	8	1,600.00	1,806.00
	38	Invoice	05/01/2009	539		133.00	1	133.00	1,135.00
	39	Invoice	05/21/2009	755		134.50	11	1,479.50	1,145.00
	40	Invoice	05/01/2009	322		62.00	9	558.00	425.00
	41	Invoice	05/01/2009	175		55.00	6	330.00	1,025.00
	42	Invoice	05/05/2009	575		144.00	1	144.00	1,240.00
	43	Invoice	05/01/2009	571		74.50	6	447.00	545.00
	44	Invoice	05/07/2009	578		143.00	11	1,573.00	1,230.00
	45	Invoice	05/01/2009	180		76.00	1	76.00	560.00
	46	Invoice	05/01/2009	181		76.00	6	456.00	560.00
	47	Invoice	05/29/2009	785		170.00	12	2,040.00	1,500.00
	48	Invoice	05/21/2009	741		133.50	12	1,602.00	1,135.00
	49	Invoice	05/01/2009	602		240.00	1	240.00	2,200.00
	50	Invoice	05/18/2009	637		133.00	12	1,596.00	1,130.00
	51	Invoice	05/01/2009	540		145.00	10	1,450.00	1,250.00
	52	Invoice	05/01/2009	521		111.00	3	333.00	915.00
	53	Invoice	05/01/2009	542		280.00	9	2,520.00	2,600.00
	54	Invoice	05/01/2009	543		62.00	1	62.00	425.00
	55	Invoice	05/01/2009	518		126.00	1	126.00	1,060.00
	56	Invoice	05/01/2009	567		155.00	11	1,705.00	1,350.00
	57	Invoice	05/01/2009	138		110.00	8	880.00	854.00
	58	Invoice	05/01/2009	545		145.00	10	1,450.00	1,255.00
	59	Invoice	05/01/2009	230		75.00	1	75.00	545.00
	60	Invoice	05/01/2009	232		159.00	2	318.00	1,395.00
	61	Invoice	05/01/2009	399		179.00	2	358.00	1,595.00
	62	Invoice	05/01/2009	547		125.00	2	250.00	1,050.00
	63	Invoice	05/01/2009	548		79.00	9	711.00	5,999.00
	64	Invoice	05/01/2009	530		122.00	1	122.00	1,025.00
	65	Invoice	05/14/2009	636		360.00	11	3,960.00	3,400.00
	66	Invoice	05/01/2009	279		76.00	10	760.00	565.00
	67	Invoice	05/07/2009	600		164.00	1	164.00	1,440.00
	68	Invoice	05/01/2009	550		89.00	10	890.00	695.00
	69	Invoice	05/01/2009	292		300.00	1	300.00	2,800.00
	70	Invoice	05/18/2009	638		69.90	12	838.80	499.00
	71	Invoice	05/01/2009	551		185.00	0	0.00	1,650.00
	72	Invoice	05/01/2009	552		144.00	10	1,440.00	1,244.00
	73	Invoice	05/01/2009	208		200.00	5	1,000.00	1,800.00
	74	Invoice	05/01/2009	553		125.00	2	250.00	1,050.00
	75	Invoice	05/01/2009	554		92.00	9	828.00	725.00
	76	Invoice	05/01/2009	188		105.00	1	105.00	825.00
	77	Invoice	05/01/2009	513		115.00	11	1,265.00	950.00
	78	Invoice	05/01/2009	557		86.00	9	774.00	668.00
	Total Monthly Contract Revenue					9,942.40		66,198.30	90,564.00

			2 month exposure:					3 month exposure:
			66,198.30	x	2 month exposure	=	132,396.60	66,198.30	x	3 month exposure	=	198,594.90

Est	@	15% A	132,396.60	x	15% default rate	=	19,859	198,594.90	x	15% default rate	=	29,789

			66,198.30	x	2 month exposure	=	132,396.60	66,198.30	x	3 month exposure	=	198,594.90

Est	@	10% A	132,396.60	x	10% default rate	=	13,240	198,594.90	x	10% default rate	=	19,859

			66,198.30	x	2 month exposure	=	132,396.60	66,198.30	x	3 month exposure	=	198,594.90

Est	@	5% A	132,396.60	x	5% default rate	=	6,620	198,594.90	x	5% default rate	=	9,930
			Balance per books			B	$ 18,223

A
The Company has little history to establish a default rate and a loss rate as of May 31, 2009; however, a default rate of 15% is considered the worst case scenario established by management.  A 5% default rate is assumed to the best-case scenario.  The Company has experienced less than 3% loss rate currently.

B	The balance per books is within the estimate range of fair value.